EXHIBIT 99.1

Update Regarding the possible sale of the Company’s position in B Communications: The Company has engaged Oppenheimer & Co. Inc. and Migdal Investment Banking in connection with the proposed sale

Ramat Gan, Israel - November 1, 2018 - Internet Gold – Golden Lines Ltd. (the “Company”) (NASDAQ and TASE: IGLD).

As an update to its previous reports regarding the process for examining the possible sale of the Company’s position in B Communications Ltd. (NASDAQ and TASE: BCOM), the Company reported that it has engaged leading international and Israeli investment banking companies Oppenheimer & Co. Inc. and Migdal Investment Banking to act as financial advisors to the Company in respect of the potential sale of its B Communications holdings.

The Company cannot assure that any sale will occur or provide an estimate of the timing of any announcement of a transaction or other update. The Company does not undertake to update this announcement unless and until it announces a sale transaction or other course of action or as otherwise required by law.

Forward-Looking Statements

This Report may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments and other risks detailed from time to time in Internet Gold – Golden Lines Ltd.’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. In addition, the Company gives no assurance that it will complete any proposed sale. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.